SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY SHAREHOLDERS´ MEETING

STATEMENT TO SHAREHOLDERS

APPROVAL OF APPRAISER, APPROVAL OF VALUATION CRITERIA, DELEGATION OF AUTHORITY TO THE BOARD OF DIRECTORS OF THE COMPANY

Dear shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras, (the “Company”) hereby presents, by means of this report, the following proposals to the Shareholders:

(a) Ratify the engagement of PricewaterhouseCoopers Corporate Finance & Recovery Ltds. (“PwC”) to prepare a valuation report (the “Valuation Report) of 4 (four) series of Letras Financeiras do Tesouro (federal treasury bills) maturing on September 7, 2014; March 7, 2015; September 7, 2015 and September 7, 2016 (the “LFTs”), to be optionally used by the Company´s shareholders to pay for the shares subscribed in the Company´s primary public offering, to be held in accordance with Article 62 of the Company´s bylaws and in accordance with regulation Nº 400 of the Brazilian Securities and Exchange Commission (CVM) of December 29, 2003 (Instrução CVM Nº 100), as amended;.

(b) Approve the criteria and the methodology to establish the value of the LTFs, as proposed by PwC in the Valuation Report (the “Valuation Criteria”); and

(c) Delegate authority to the board of directors of the Company to ratify the final value of each series of the LFTs, in accordance with the Valuation Report and pursuant to the Valuation Criteria.

HISTORY

On June 30, 2010, Bill 12.276 was written into law, which among other powers authorizes the Brazilian Federal Government to:

(i) transfer with compensation to Petrobras, dispensing with a bid process, the right to explore and produce from areas not yet under concession within the pre salt area, with payment being effected by means of federal public debt securities, priced at market value.

(ii) subscribe and pay for new shares of Petrobras stock with federal public debt securities and to issue said securities, priced at market value and under private placement.

Afterwhich, the National Treasury indicated to Petrobras that in the event of the issuance of shares by the Company in the planned public offering, LTFs with the following expiration dates would be used in the underwriting of their issuance: September 7, 2014, March 7, 2015, September 7, 2017 and September 7,2016. (the “Selected Series”)

In light of the foregoing, we must emphasize that the Extraordinary General Meeting convened on this day and in this statement to shareholders has, as its sole objective, to deliberate with respect to the ratification of the contracting of PwC, approval of the Valuation Criteria of the LFTs of the Selected Series which maybe utilized to pay for shares in the capital increase that the Company intends to implement by means of a public offering, and the delegation of authority to the board of directors of the Company to approve the defined value of the LFTs of the Selected Series used in the aforementioned capital increase, as contained in the Valuation Report and pursuant to the Valuation Criteria.

VALUATION OF A CONTRIBUTION IN KIND

As determined by Law no. 6,404, of December 15, 2010 and as amended by articles 7 and 8 of the Brazilian Corporate Law, the capital of a corporation may be formed with contribution in cash or in assets with a defined cash value. In the case of the utilization of assets, the appraisal and evaluation of these assets should be done by three appraisers or by a company specialized in such type of valuation, named in the general shareholders meeting.

The appraisers or the specialized company should present a detailed report including the criteria used in the valuation, the methodology of comparison used and should also include supporting documents relating to the assets appraised, and should furthermore be present at any meetings relating to valuation report, in order to present any information which might be requested.

THE LFTs

LFTs are federal public securities that are post fixed, whose return varies according to the rate referrered to as “Sistema Especial de Liquidação e Custódia, more commonly referred to as the SELIC, a basic interest rate of the economy. The return on LFTs depends on he SELIC rate,1 registered daily from the date of purchase until the expiration date of the note, pluspremium or discount at the time of purchase, if any. Additionally LFTs are registered with CETIP (Central de Custódia e de Liquidação Financeira), a principle depository of fixed rate notes, and enjoy a high degree of liquidity.2 In other words, an LFT is a type of demand deposit with interest paid daily at the Brazilian Central Bank (“BACEN”), a quasi currency that earns daily interest.

1 According to the Central Bank of Brazil, the SELIC “rate is determined by calculating the average rate weighted by the volume of one-day operations guaranteed by federal government securities, carried out at SELIC through commited operations”. (http://www.bcb.gov.br/?SELICDESCRICAO)

2 According to the Central Bank of Brazil, on June 30, 2010, the total amount of public federal debt securities was R$1,488 billion, of which R$509 billion or 34.2% are LFTs and R$122 billion are LFTs of the Selected Series. LFTs are issued through auctions conducted by the National Treasury and also traded daily in the secondary market. According to the National Treasury, between January 1, 2010 and July 30, 2010, the National Treasury auctioned LFTs in the amount of R$51.8 billion, of which R$28.1 billion were LFTs of the Selected Series. In the secondary market, according to ANBIMA and considering the total amount of LFTs negotiated in June 2010, the average daily liquidity was approximately 0.7% and trading volumes reached approximately R$3.5 billion daily. Average daily trading volume of LFTs of the Selected Series in the secondary market for June 2010 reached approximately R$1.2 billion, according to ANBIMA.

In this sense, in light of their high liquidity and low credit risk (i.e. assets with the sovereign risk of the Brazilian federal government), the LFTs can be considered a “virtual currency” that could, theoretically, relieve an LFT from being classified as an “asset” in the strict sense of the word and, therefore, exempt from the valuation requirement of Article 8 of the Brazilian Corporate Law. Nevertheless, the Company intends to observe the applicable requirements of this provision in order to protect the interest of its minority shareholders.

Given the aforementioned, in order to comply with applicable determinations of the Brazilian Corporate Law, the Company has proceeded to hire PwC, a company with considerable knowledge of asset evaluation. The contractual terms are available in the contract signed between the company and PwC (Annex I). Additionally, the Company is disclosing the draft of the report to be issued by PwC, which explains the Valuation Criteria for the Selected Series of the LFTs (Annex II). Annexes III and IV present, respectively, the expertise of PwC and the transactions with related parties of the Company in the last three years.

ANALYSIS OF THE LFT VALUATION CRITERIA AND METHODOLOGY

The average unit price of the market value of the LFTs (“UP”) is posted daily by BACEN and by ANBIMA – Associação Brasileira das Entidades de Mercado Financeiro e de Capital (“ANBIMA”).

Aaverage prices and rates are posted on a specified business day by BACEN, with preliminary values, one day after transactions and definitive values are posted two days after transactions.

The data posted by BACEN, according to their methods, result from operations registered by SELIC and from the Camara de Ativos da BM&F Bovespa using federal public notes as a basis. The average market price of a determined note is obtained by way of weighing the various quantities of the diverse operations.

The posting of prices and indicative rates for a specified date is done by ANBIMA at 8:00 pm of the same date.

The data posted by ANBIMA, as published on Annex IV of its COM –Código Operacional do Mercado (”COM”) (operational market code), is obtained by the institution based on information presented daily by its most active secondary market participants. In the case of LTFs, the values posted are the indicated rates (taxas Indicativas), that result from the Unit Price of the day. The indicative rates refer to rates establishing fair market value as evaluated by financial institutions. Additionally the data is also treated statistically by ANBIMA to eliminate outliers.

At the COM, ANBIMA has also established that the Unit Prices, which when posted, should be truncated (without rounding) at the sixth decimal place, and percentages should be truncated at the fourth decimal place, in accordance with SELIC regulations.

The National Treasury posts the results from the initial auctions. The prices obtained in the initial auctions are an important reference of market price because they are the same type of securities being analyzed and also due to the volume involved (auctions represent the biggest volume of securities transactions). However, there are no daily auctions of the securities in order to be able to use its price for the definition of market value at a specified date.

Considering the explanations provided by PwC, the Company understands that the value that best portrays the daily price of marketable securities for the purpose of this note is the UP published by the ANBIMA, with values from auctions conducted by the National Treasury serving as a reference for this unique market.

Thus, the indicative quotations from ANBIMA are referenced to values from auctions conducted by the National Treasury for a specific date, establishing a range for the indicative rate, and accepting as reasonable compared to other forms of pricing of securities, as follows:

• Maximum Rate: the highest verified rate in auctions of LFTs of Selected Series that occurred from January 1, 2010 until June 30, 2010, or 0.000%.

• Minimum Rate: Lowest verified rate in auctions of LFTs of Selected Series that occurred from January 1, 2010 until June 30, 2010, or 0,0010%.

It should be noted that the relative difference between the prices posted by BACEN and by ANBIMA is minimal (0.0061% during the month of June 2010). Additionally, the indicative price of ANBIMA was exactly the final verified price (in 29 of the 32 auctions of LFTs of Selected Series held by The National Treasury in the first half of 2010.

As a complement to the procedures used for determining the market value of securities on a particular date described above, two more procedures have been added as an alternative as outlined below:

• The direct use of the UP published referencing that date, or

• The use of Par Value to date, adjusted by an average of rates observed in past periods, applied to those values.

In the analysis of these options presented by PwC, the Company understands that given the characteristics of returns on these securities that minimize the possibility of financial arbitrage, the best indicator of market price is the daily UP (unit price) without any adjustments for average rates observed in past periods, applied to those values.

ANTICIPATED ADJUSTMENT OF THE PU OF THE SELECTED SERIES OF LFTs CONSIDERING THE SETTLEMENT DATE OF THE CAPITALIZATION

The settlement date of the capitalization of Petrobras is herein defined for the purpose of this explanation as (“D0”).

So that the LFTs will be available to be utilized on D0, they should be deposited in the escrow account of the BM&F Bovespa one business day before (“D-1”) and priced the day before submission (“D-2”), in accordance with ANBIMA’s methodology for reporting the PU.

In order to determine market value on D0, the settlement date of the operation, adjustments will be made pro rated to the UP for D-3, so as to find the best price estimate on D0. As clarified by PwC, the manner that most closely matches the expected change to the market price of the LFTs in the three day period (between D-3 and D-D0) is the application of theUP on D-3, the last SELIC rate effectively published by the BACEN (Selic rate D-3) during the three (3) day period.

This is because (i) the SELIC rate is a rate of return of the Par Value of securities; (ii) the behavior of rates of securities between D-3 and D0 is not predictable; (iii) on the overwhelming majority of the dates before this pricing, the indicative rates observed in the LFTs of the Selected Series were zero, occasions in which the market value of the securities followed the rate of return given by the SELIC; (iv) the last published SELIC rate is the best indicator of the future SELIC rate in the very short term, since there are no estimates of change in the base rate announced by COPOM - Monetary Policy Committee of the BACEN within this period.

PRICING DEMONSTRATION

The table below illustrates the unit market value of the LFTs of the Selected Series on a designated date (for illustrative purposes only, when” D0” is July 29, 2010, and “D-3” is July 26, 2010):

SELIC Factor
Selic on D-3	(annual %)	10.160%
Daily SELIC factor	(base D-3)	1.000402030
Estimated SELIC factor	(from D-3 to D0	1.001206575
Values to be updated on the LFT pricing date

		Selic Factor estimated for the period (2)	Estimated UP on D0 = (1)*(2)
Maturity	UP on D-3 (1)

Sep-17-2014	4,303.277498	1.001206575	4,308.469725
Mar-07-2015	4,303.277498	1.001206575	4,308.469725
Sep-07-2015	4,303.277498	1.001206575	4,308.469725
Sep-07-2016	4,303.277498	1.001206575	4,308.469725
Values to be updated on the LFT pricing date

Where:

• The UP on D-3 defined by the Indicative Unit Price on a determined date, published by ANBIMA ( or in the event the indicative price is outside the established limits: the value at par plus the limit rate);

• The SELIC on D-3 defined by the SELIC rate, effective on the same date, published by BACEN,

• The estimated SELIC factor between D-3 and D0 given by the formula ( 1+SELIC D-3%a.a.)^(3/252)

• The liquidation value given by PU on D-3 multiplied by the SELIC factor estimated between D-3 and D0

CONCLUSION

In view of the foregoing and taking into consideration the explanations provided by PwC regarding the proposed criteria and methodology of the valuation of the LFTs of the Selected Series, as well as the eventual necessity of adjusting the valuation of the LFTs of the Selected Series that are to be used as payment in the proposed primary offering, the members of the board of directors of the Company who have come together on this date, before the Fiscal Council, understood that:

(a) the value that best reflects the market price of the LFTs is the PU posted by ANBIMA on a specified date, adjusted on a pro-rata SELIC basis until the date on which the Selected Series of the LFTS are used by investors in the proposed offering to pay for shares of the Company; and

(b) where D0 is the settlement date, and taking into account the fact that investors are required to deposit LFTs of the Selected Series that are to be used to pay for the Company’s shares with the BM&F Bovespa at least one business day in advance of the settlement date (D –1), we find that it would be reasonable to use the PU of D-3 adjusted by the last SELIC rate published by BACEN (SELIC rate of D-3) during a period of three business days.

Rio de Janeiro, July 27,2010

Guido Mantega

Chairman of the Board of Directors

ANNEX I – CONTRACT SIGNED BETWEEN THE

PETROBRAS AND PWC

July 14 2010

Attention: Mr. Pedro Augusto Bonesio

**Petróleo Brasileiro S.A.**
Av. República do Chile, 65
Rio de Janeiro - RJ

Dear Sirs,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC"), a company headquartered in the city of São Paulo, at Avenida Francisco Matarazzo, No. 1400, Torre Torino, Água Branca, Corporate Taxpayer's ID (CNPJ/MF) No. 05.487.514/0001-37, is pleased to submit a proposal for the provision of services, aiming to assist you in the appraisal process of Financial Treasury Bills ("LFT" or "bonds") held by the Federal Government and to be used in the capitalization process of Petróleo Brasileiro S.A. ("Petrobras" or "Company").

The scope, fees, liability limitations and other conditions of our work are described below.

We appreciate the opportunity to present our services to you and ask that once this proposal is approved, you please return us its duplicate with your "agreement."

If you ask us to start doing our work before signing this proposal, it will be understood that the terms agreed upon herein were tacitly agreed to between us.

We look forward to hearing from you.

Faithfully,

PricewaterhouseCoopers
Corporate Finance & Recovery Ltda.

Antonio C. Toro

Rogério Roberto Gollo

Agreed:

Petróleo Brasileiro S.A.

PricewaterhouseCoopers 2 Petróleo Brasileiro S.A.

**BACKGROUND**

As a result of Petrobras' capitalization process, which aims to make the company's investment plan feasible, including the investments required for production in the pre-salt fields, the Federal Government is considering subscribing to new Company shares and paying for them using federal government securities, more specifically Financial Treasury Bills.

According to the Corporations Law, since the subscription will be carried out using assets, such assets should be appraised by a specialized firm.

**SCOPE AND PURPOSE**

Within this scenario, you asked PwC to prepare this proposal to assist you in determining the market value of the LFTs to be capitalized in the Company.

We believe that the purpose of our work will be to solely assure Petrobras' management and shareholders with regard to the market value of the LFTs on the date of the capitalization and, therefore, it should not be used for other purposes.

**APPROACH**

Our work will be carried out in two phases.

Phase 1

The first phase will comprise of:

- The understanding and definition of the criteria to be adopted in the bond appraisal process;
- Survey the data for trading in securities with the Treasury, the Central Bank, and Andima;
- Analysis of possible fluctuations in the recent history of these bonds' quotations, liquidity issues, and other matters that may significantly affect the value of the LFTs on the capitalization date;
- Analysis and discussion with Petrobras' management ("Board") regarding the possibility of finalizing the LFT pricing and issuing the Appraisal Report ("Report") the day before the shares are subscribed;
- Preparation and discussion with the Management of a draft of the Report containing our opinion and presenting the assessment criteria and an example of the calculation;
- Aid the Management in preparing material to be presented at the Company's General Meeting, which will be held to approve the assessment methodology, and participation in the Meeting, at the discretion of the Board, to provide further clarifications.

Phase 2

Phase 2 consists of calculating the market value of the bonds on the share subscription date, or on the day before, as defined in Phase 1, based on the parameters presented in the draft of the Report and in the material approved in the Meeting, and issuance of the final version of the Appraisal Report.

The fees and terms foreseen in this proposal assume that bond valuation will be based on their daily rates, as obtained from the identified pricing sources. If we determine some other methodology should be applied, we shall discuss the terms and fees involved in such procedure with you.

PricewaterhouseCoopers 3 Petróleo Brasileiro S.A.

## TERMS

The date the work will begin will be agreed to beforehand together with you and after the date this proposal is approved. We the work to be done in Phase 1, including draft report delivery and discussion with you, will take about two weeks to be completed. The final Report will be delivered on the date the new share payment transaction is priced, or on the day before that, as defined in Phase 1 of the work.

## TEAM

The process will be carried out by Corporate Finance specialists in Brazil, under the overall responsibility of a partner or director and with the daily work and contacts with you being done under the responsibility of a manager.

Staff will be assigned as per availability on the date the proposal is approved, observing the absolute condition of independence of the professionals involved and ensuring you, while this agreement is being executed, the exclusivity of the team performing the work of this nature in your industry, in any situations where there is a potential conflict of interest.

Assigning staff in this manner, and the possible application of "Ethical Walls" among the professionals and teams assigned to the several jobs already in progress, prevents conflicts of interest.

## FEES AND EXPENSES

As per our usual practice doing this type of work, fees are charged based on the actual time spent by our professionals while undertaking their tasks and at the rates in force.

Based on our experience in previous jobs, we estimate our fees at R$50,000.00 (fifty thousand Reais). This amount includes service tax (ISS) equivalent to 5% of gross billed.

In the event you make changes to the definitions regarding how the process should be done that entail significant rework by our team, or if it is determined the bond pricing may not be carried out based on daily quotations, you agree to discuss the payment of additional fees to PwC.

Our fees are charged in three installments, the first when the proposal is approved, for 25% of the total estimate; the second after the delivery and discussion of our draft report, for 65% of estimated total; and the balance upon the delivery of final version of the Appraisal Report.

Expenses incurred in carrying out the services, such as transportation, travel, accommodations, meals, printing houses, printouts, database purchases, and communications, will be charged separately, at cost. Our staff to be assigned to the proposed job is based in Sao Paulo.

With the approval of this proposal, it is hereby understood that any changes in current economic conditions or in tax laws that have a significant effect on the fees' buying power will be discussed with you aimed at restoring the economic and financial balance of our contractual relationship.

PricewaterhouseCoopers 4 Petróleo Brasileiro S.A.

## LIMITATIONS OF LIABILITY

During the work, in name of agility, we will communicate with you electronically. However, as you know, we cannot guarantee that the electronic transmission of information is secure or free of errors or viruses, and the mentioned information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete or even be adversely affected or be unsafe for use. Thus, you agree that PwC will not be liable for any loss arising from the use of electronic communications.

Our work will be carried out solely seeking to attain the objectives described under the Scope and Purpose. Therefore, our work, including analyses, findings, conclusions, reports and other information should not be used for purposes other than the stated.

Any reports issued in draft form or in preliminary presentations of our work will be issued only for discussion among Petrobras, its financial advisors, legal counsel, and PwC. Therefore, they should only be used for this purpose and should not be considered as final, as significant changes may occur. The valid conclusions of our work will be expressed only in our signed final report.

In the event that, at any time, we become aware of facts or information that we were not provided with before the issuance of our final appraisal report, we reserve the right to revise the calculations and the results of our work. We shall not be responsible for updating our report in the light of events or circumstances occurring after the date of issue.

We assume no liability for losses caused to the Federal Government or to Petrobras, to its shareholders, officers, advisors or other parties as a consequence of our use of data and information provided by Petrobras or obtained from other sources identified in our report, as well as by the publication, dissemination, copying or use of our report in a manner inconsistent or not complying with the provisos of the preceding paragraphs.

In no event will PricewaterhouseCoopers, its partners, agents and employees be responsible for compensating any party directly or indirectly affected by the services to be provided by us, except in the event that any injury was caused by fraudulent or unethical conduct by PwC directly related to the services provided. In no event will PwC be liable for amounts in excess of the amount of fees agreed to and actually received herein in the course of our work. Thus, you agree to indemnify PwC to the extent permitted by law, for losses or costs, including legal fees imputed to PwC or any other firm of the PricewaterhouseCoopers network, by third parties, in connection with the provision of the services described herein.

PricewaterhouseCoopers 5 Petróleo Brasileiro S.A.

## OTHER CONDITIONS

The Company shall own all materials produced and delivered to Petrobras under the scope of this proposal. However, the work papers and models developed by PwC are our exclusive property. We can use the ideas, concepts, know-how, techniques, innovations and improvements developed by PwC's staff in the course of the work described herein in any way we deem appropriate, including, without limitation, for our customers.

PwC provides consulting services to a wide range of clients and Petrobras understands we will continue performing these activities. Therefore, no provision under this proposal will limit or prevent PwC from providing consulting services to other customers, regardless of their similarity to the services provided to Petrobras.

It is normal practice for firms providing professional services such as ours, in conversations with prospective customers, to make reference to previous work, and we would like to have the opportunity to do the same with respect to this work.

Unless otherwise indicated by you, when we complete this work we believe we can make reference to it, including a brief description of its scope in newsletters or publications made by PwC or the network of PricewaterhouseCoopers firms and in discussions and proposals for third parties with respect to service provision opportunities.

It is hereby determined that the terms of this proposal are made in accordance with the Brazilian law, with the venue for the resolution of any dispute, claim or controversy being the District of São Paulo, in the State of São Paulo. Each party hereby irrevocably waives the use any other forum, no matter how privileged.

This proposal reflects the full agreement between Petrobras and PwC in connection with the services described herein, and it is the instrument of our hiring by Petrobras. This proposal replaces and supersedes all proposals, correspondence and agreements, written or oral, previously made in relation to the service described herein, and shall prevail even after the termination or completion of our work.

* * * * *

PricewaterhouseCoopers 6 Petróleo Brasileiro S.A.

ANNEX II – DRAFT OF THE VALUATION REPORT

ANNEX III – PwC CREDENTIALS

ANNEX IV – TRANSACTION WITH RELATED PARTIES

BR PETROBRAS

c. participações do emissor em sociedades do grupo

		Participação no capital - % Capital Subscrito e Integralizado			
	Sede	1T-2010	2009	2008	2007
Subsidiárias e controladas					
Petrobras Química S.A. - Petroquisa	Brasil	100,00	100,00	100,00	100,00
Petrobras Distribuidora S.A. - BR	Brasil	100,00	100,00	100,00	100,00
Braspetro Oil Services Company - Brasoil	Ilhas Cayman	100,00	100,00	100,00	100,00
Braspetro Oil Company - BOC	Ilhas Cayman	99,99	99,99	99,99	99,99
Petrobras International Braspetro B.V. - PIBBV	Holanda	79,87	79,87	79,87	79,87
Petrobras Comercializadora de Energia Ltda. - PBEN	Brasil	99,91	99,91	99,91	99,00
Petrobras Negócios Eletrônicos S.A. - E-Petro	Brasil	99,95	99,95	99,95	99,95
Petrobras Gás S.A. - Gaspetro	Brasil	99,99	99,99	99,97	99,95
Petrobras International Finance Company - PifCo	Ilhas Cayman	100,00	100,00	100,00	100,00
Petrobras Transporte S.A. - Transpetro	Brasil	100,00	100,00	100,00	100,00
Downstream Participações Ltda.	Brasil	99,99	99,99	99,99	99,99
Petrobras Netherlands B.V. - PNBV	Holanda	100,00	100,00	100,00	100,00
FAFEN Energia S.A.	Brasil	100,00	100,00	100,00	100,00
5283 Participações Ltda.	Brasil	100,00	100,00	100,00	100,00
Baixada Santista Energia Ltda.	Brasil	100,00	100,00	100,00	100,00
Sociedade Fluminense de Energia Ltda. - SFE	Brasil	100,00	100,00	100,00	100,00
Termorio S.A.	Brasil	100,00	100,00	100,00	100,00
Termoceará Ltda.	Brasil	100,00	100,00	100,00	100,00
Termomacaé Ltda.	Brasil	100,00	100,00	100,00	100,00
Termomacaé Comercializadora de Energia Ltda.	Brasil	100,00	100,00	100,00	100,00
Fundo de Investimento Imobiliário RB Logística - FII	Brasil	99,00	99,00	99,00	99,00
Usina Termelétrica de Juiz de Fora S.A.	Brasil	100,00	100,00	100,00	100,00
Termobahia S.A.	Brasil	98,85	98,85	98,85	-
Petrobras Biocombustível S.A.	Brasil	100,00	100,00	100,00	-
Refinaria Abreu e Lima S.A.	Brasil	99,99	99,99	99,99	-
Cordoba Financial Services Gmbh - CFS	Austria	100,00	100,00	100,00	-
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	Brasil	100,00	100,00	-	-
Marlim Participações S.A.	Brasil	100,00	100,00	-	-
NovaMarlim Participações S.A.	Brasil	43,43	43,43	-	-
Comperj Participações S.A.	Brasil	100,00	100,00	-	-
Comperj Petroquímicos Básicos S.A.	Brasil	100,00	100,00	-	-
Comperj PET S.A.	Brasil	100,00	100,00	-	-
Comperj Estirênicos S.A.	Brasil	100,00	100,00	-	-
Comperj MEG S.A.	Brasil	100,00	100,00	-	-
Comperj Poliolefinas S.A.	Brasil	100,00	100,00	-	-
Alvo Distribuidora de Combustíveis Ltda	Brasil	-	-	99,99	-
Ipiranga Asfalto S.A.	Brasil	-	-	100,00	-
Brotener Energética S.A.	Brasil	65,00	-	-	-

110

BR PETROBRAS

	Sede	Participação no capital - % Capital Subscrito e Integralizado			
		1T-2010	2009	2008	2007
Controladas em conjunto					
Usina Termelétrica Norte Fluminense S.A.	Brasil	10,00	10,00	10,00	10,00
GNL do Nordeste Ltda.	Brasil	50,00	50,00	50,00	50,00
Ibiritermo S.A.	Brasil	50,00	50,00	50,00	50,00
Termoaçu S.A.	Brasil	76,87	76,87	74,80	72,10
Participações em Complexos Bioenergéticos S.A. - PC BIOS	Brasil	50,00	50,00	50,00	-
PMCC Projetos de Transporte de Álcool S.A.	Brasil	33,33	33,33	33,33	-
Brentech Energia S.A.	Brasil	30,00	30,00	30,00	-
Brasil PCH S.A.	Brasil	42,33	42,33	42,33	-
Brasympe Energia S.A.	Brasil	20,00	20,00	20,00	-
Breitener Energética S.A.	Brasil	-	30,00	30,00	-
Cia Energética Manauara S.A.	Brasil	40,00	40,00	40,00	-
Refinaria de Petróleo Riograndense S.A.	Brasil	33,20	33,20	-	-
PC Bios	Brasil	50,00	50,00	-	-
Termobahia	Brasil	-	-	-	31,00
Coligadas					
UEG Araucária	Brasil	20,00	20,00	20,00	20,00
TEP Potiguar	Brasil	20,00	20,00	20,00	-
Camaçari Muricy I	Brasil	49,00	49,00	49,00	-
Quattor Participações S.A.	Brasil	31,90	31,90	31,90	-
Cia Energética Potiguar	Brasil	20,00	20,00	20,00	-
Arembepe	Brasil	30,00	30,00	30,00	-
Energética Suape II S.A.	Brasil	20,00	20,00	20,00	-
Brotarumã	Brasil	30,00	30,00	30,00	
Cia Petroquímica Paulista	Brasil	-	-	-	20,27
Ipiranga Química	Brasil	-	-	-	40,00
EDSP58 Participações	Brasil	-	-	-	40,00

Sociedades de Propósito Específico (*)

a) Em operação ou com ativos em construção

Barracuda & Caratinga Leasing Company BV
Industriais
Charter Development LLC.
Codajás Coari Participações LTDA. e suas controlada
Companhia de Recuperação Secundária
Gasene Participações LTDA. e suas Controladas
Albacora Japão Petróleo LTDA.
controlada
Companhia Mexilhão do Brasil
Nova Transportadora do Nordeste S.A.
Nova Transportadora do Sudeste S.A.
Pdet Offshore S.A.
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobrás

b) Concluídos com o exercício da opção de compra	*Data da conclusão*
EVM Leasing Corporation	1T-2007
Blade Securities Limited	2T-2008
Marlim Participações S.A. e suas Controladas	2T-2009
Companhia Locadora de Equipamentos Petrolíferos	4T-2009
Nova Marlim Participações S.A. e suas Controladas	4T-2009
Cayman Cabiúnas Investment Company	1T-2010

(*) A Petrobras não tem participação acionária nas Sociedades de Propósito Específico, razão pela qual não integram o Sistema. Entretanto, como suas atividades operacionais são controladas, direta ou indiretamente pela Petrobras, fazem parte das demonstrações contábeis consolidadas.

111

BR PETROBRAS

d. participações de sociedades do grupo no emissor

As sociedades do grupo não possuem participação na Companhia.

e. sociedades sob controle comum

A Companhia é controlada pela União Federal e mantém diversas transações com o acionista controlador e entidades governamentais no curso normal de suas operações, destacando-se operações com BNDES, Banco do Brasil e Caixa Econômica Federal.

Segue abaixo relação de algumas entidades que são controladas pelo Governo Federal:

Banco Nacional de Desenvolvimento Econômico e Social - BNDES

Banco do Brasil S.A. - BB

Caixa Econômica Federal - CAIXA

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

Indústrias Nucleares do Brasil S.A. - INB

Telecomunicações Brasileiras S.A. - TELEBRÁS

Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE

Companhia de Eletricidade do Acre - ELETROACRE

Companhia Hidro Elétrica do São Francisco - CHESF

ELETROSUL Centrais Elétricas S.A. ELETROSUL

FURNAS - Centrais Elétricas S.A. FURNAS

Companhia Brasileira de Trens Urbanos - CBTU

Empresa de Trens Urbanos de Porto Alegre S.A. - TRENSURB

Empresa Brasileira de Infra-Estrutura Aeroportuária - INFRAERO

Agência Especial de Financiamento Industrial - FINAME

Banco do Nordeste do Brasil S.A. - BNB

Companhia de Pesquisa de Recursos Minerais - CPRM

Companhia Nacional de Abastecimento - CONAB

Empresa de Tecnologia e Informações da Previdência Social - DATAPREV

Empresa Brasil de Comunicação S.A. - EBC

Empresa Brasileira de Correios e Telégrafos - ECT

Indústria de Material Bélico do Brasil - IMBEL

Serviço Federal de Processamento de Dados - SERPRO

112

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.